82-03138

BAE Systems plc

SUPPL

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 31 March 2008 BAE Systems plc:

(i) had 3,577,356,161 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,515,411,161.

The total voting rights figure (of 3,515,411,161) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

31 March 2008

dlw 4/22

 82-03138

BAE Systems plc: Transaction in own shares

BAE Systems plc announces that on 3 April 2008 it transferred 2,850,280 ordinary shares of 2.5p each held in treasury to trustees of the group employee share schemes for nil consideration.

Following the transfer of these shares, BAE Systems plc holds 59,094,720 of its ordinary shares in treasury and has 3,518,826,487 ordinary shares in issue (excluding treasury shares). This figure (3,518,826,487) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in the Company under the Financial Services Authority's Disclosure and Transparency Rules.

3 April 2008

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notifications made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

1. The Company was notified today by the Trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that each of the following Persons Discharging Managerial Responsibilities (PDMRs) received an award of 89 ordinary shares of 2.5 pence each in BAE Systems plc under the Free Shares element of the BAE Systems Share Incentive Plan on 31 March 2008. No consideration was paid for the grant of the award.

Alan Garwood
Alastair Imrie
Ian King
George Rose
Mike Turner
Nigel Whitehead
Alison Wood

2. (i) The Company was notified today that Alison Wood, a PDMR, exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Plan on 1 April 2008 and subsequently disposed of the shares deriving from the above exercise on the same date, as set out below. These transactions took place on the London Stock Exchange.

Name of PDMR	No. of shares under option exercised	Option price per share	No. of shares sold	Price per share at which sold
Alison Wood	22,613	421 pence	22,613	488.1 pence
Alison Wood	164,772	264 pence	164,772	488.1 pence

(ii) The Company was notified today that Alison Wood, a PDMR, exercised options over 103,356 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Performance Share Plan at nil consideration on 1 April 2008 and subsequently disposed of all of these shares on the same date at consideration of 488.1 pence per share. The transaction took place on the London Stock Exchange.

3. The Company was notified today that Susan Imrie, a connected person of Alastair Imrie, a PDMR, today disposed of 12,581 ordinary shares of 2.5p each in BAE Systems plc at consideration of 500 pence per share. The transaction took place on the London Stock Exchange.

2 April 2008

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company was notified today by the Trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that each of the following Persons Discharging Managerial Responsibilities (PDMRs) received an award of 89 ordinary shares of 2.5 pence each in BAE Systems plc under the Free Shares element of the BAE Systems Share Incentive Plan at nil consideration on 31 March 2008.

Alan Garwood
Alastair Imrie
Ian King
George Rose
Mike Turner
Nigel Whitehead
Alison Wood

2 April 2008

END